SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NVE Corporation (Name of Issuer)
Common Stock, Par Value $.01 per share (Title of Class of Securities)
629445206 (CUSIP Number)
December 31, 2002 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐        Rule 13d-1(b)

        ☒        Rule 13d-1(c)

        ☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 629445206	Schedule 13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5	SOLE VOTING POWER 350,000

6	SHARED VOTING POWER 0

7	SOLE DISPOSITIVE POWER 350,000

8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 629445206	Schedule 13G	Page 3 of 4 Pages
The purpose of this amendment is to reflect the change in NVE Corporation's CUSIP number from 629-445-107 to 629-445-20-6 during 2002.
Item 1.
(a)	Name of Issuer: NVE Corporation
(b)	Address of Issuer's Principal Executive Offices:	11409 Valley View Road Eden Prairie, MN 55344
Item 2.
(a)	Name of person filing: Motorola, Inc. ("Motorola")
(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road Schaumburg, IL 60196
(c)	Citizenship: Delaware Corporation
(d)	Title of class of securities: Common Stock, Par Value $.01 per share
(e)	CUSIP number: 629445206
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).
(a)	Amount beneficially owned: 350,000
(b)	Percent of class: 8.4% (Based on the number of shares of Common Stock outstanding as of December 31, 2002, per the issuer.)
(c)	Number of shares as to which the person has:
(i) sole power to vote or to direct the vote 350,000
(ii) shared power to vote or to direct the vote 0
(iii) sole power to dispose or to direct the disposition of 350,000
(iv) shared power to dispose or to direct the disposition of 0

CUSIP No. 629445206	Schedule 13G	Page 4 of 4 Pages
Item 5.	Ownership of five percent or less of a class:
Not Applicable
Item 6.	Ownership of more than five percent on behalf of another person:
Not Applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Not Applicable
Item 8.	Identification and classification of members of the group:
Not Applicable
Item 9.	Notices of dissolution of group:
Not Applicable
Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	MOTOROLA, INC.
	By:	/s/ CAROL H. FORSYTE
	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department